Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

PUBLICLY LISTED COMPANY

CNPJ Nº 33.256.439/0001-39

NIRE 35.300.109.724

São Paulo, May 31, 2018 – Ultrapar Participações S.A. (“Ultrapar” or “Company”), hereby informs that it has filed its Brazilian Annual Report (Formulário de Referencia) for the year ended December 31, 2017 with the Comissão de Valores Mobiliários brasileira (“CVM”) on May 30, 2018. Except for the information described below, the Company believes that its above referenced Brazilian Annual Report filed with the CVM includes materially the same information included in its Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2018 (“Original Form 20-F), as amended by Amendment no. 1 to Form 20-F filed with the SEC on May 4, 2018 (together with the Original Form 20-F, the “Form 20-F”), and as updated by Forms 6-K furnished to the SEC following April 9, 2018.

Recent Developments

On May 21, 2018, Brazilian truck drivers announced a nationwide strike demanding a reduction in tariffs imposed on diesel and changes to the fuel pricing policy currently adopted by Petrobras. This nationwide strike, which includes the obstruction and blockage of highways and other public transport networks across the country, has affected the delivery of all types of cargo and has prevented the Company from carrying out its activities and operations in the ordinary course of business. After fruitless negotiations between the Federal Government of the Republic of Brazil (“Federal Government”) and the Brazilian truck driver’s representatives, the Federal Government issued the decree “Guaranteeing Law and Order” (Decreto Garantia da Lei e da Ordem) on May 25, 2018 which authorized the intervention by the military and federal police forces to clear the obstructions in place on the highways and other transport networks.

During this ongoing nationwide strike, the Brazilian National Agency of Petroleum (Agência Nacional do Petróleo or “ANP”) has passed a number of exceptional measures to remain in effect while the strike is ongoing to avoid fuel shortages and Liquefied Petroleum Gas (LPG), including (i) fuel distributors will be permitted to sell any brand of fuel to fueling station companies instead of only being permitted to sell fuel pertaining to the brand the fueling station is affiliated with, (ii) authorizing transporters resellers retailers (transportadores revendedores retalhistas or “TRRs”) to sell to reseller fuel stations, and (iii) authorizing LPG distributors to bottle gas in containers of other brands.

On May 27, 2018, the Federal Government announced the implementation of measures aimed at meeting the demands made by the Brazilian truck drivers in an attempt to put an end to the nationwide strike. It was announced that (i) the price of diesel at the pump would be reduced by R$0.46 for sixty (60) days and thereafter adjusted on a monthly basis until the end of 2018, (ii) no tariffs will be levied on vehicles with suspended axles at road tolls and (iii) certain provisional measures were amended to require the National Supply Company (Companhia Nacional de Abastecimento or “Conab”) to hire 30% of the independent truck drivers for its freight and to establish a minimum value of the freight under the nationally used table.

On May 29, 2018, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”) presented a proposal entitled “Rethinking the fuel sector: competitive measures” with the objective of stimulating a discussion on regulation between various governmental agencies to increase competition within the sector which would consequently reduce the price charged to consumers. In general terms, there were nine (9) proposals on amendments to current tax and regulatory legislation and other general matters. The proposal included: (i) authorize ethanol producers to sell directly to fuel stations which is currently prohibited, (ii) reevaluate the vertical integration of the fuel retail sector, (iii) authorize distributors to import fuel, which is currently prohibited, (iv) disclose to consumers information which include the name of the fuel reseller, how many fuel stations the reseller owns and how many fuel brands is the reseller affiliated with, (v) improve the availability of information regarding the commercialization of fuel, (vi) reevaluate the substitution regime of the ICMS tax, (vii) reevaluate the manner in which fuel is taxed, (viii) allow auto service fuel stations, and (ix) reevaluate the rules which deal with the competitive use of urban space. Although these proposals have no binding effect, they may result in the future implementation of the aforementioned proposals.

On May 29, the distributors Raízen, Petrobras Distribuidora and Ipiranga adjusted the terms of the Fuel Crisis Protocol (the “Protocol”) which, if approved by CADE and ANP, will remain in effect for a maximum of fifth teen (15) days counted from the date of approval. This Protocol aims to implement rules to govern the mutual logistical cooperation amongst the signatory parties to optimize the storage, transportation and distributions of liquid fuels and aviation fuel with the sole purpose of normalizing the supply of fuel to authorities and to civilians.

Up until May 30, 2018, notwithstanding the measures implemented by the Federal Government, the nationwide strikes were still ongoing, with obstructions along highways and irregular fuel supply.

In addition, the Federation of Petroleum Tankers (Federação Única dos Petroleiros) announced a strike by the oil tankers for a period of seventy two (72) hours counted from the date May 30, 2018 and could potentially include the participation of other similar organizations.

Due to the nationwide strike by the Brazilian truck drivers, all sectors of the Brazilian economy as well as the operations of the Company’s business have been adversely affected, which could in turn result in an adverse effect on the Company’s results. Additional strikes, the exceptional measures adopted by the Federal Government and the potential adoption of further measures by the Federal Government may continue to impact the Company’s business operations and results.

Update of Risk Factors

The Risk Factors titled “Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers” and “We may be adversely affected by changes to specific laws and regulations in our operating sectors” included in the Company’s Form 20-F have been revised in the Company’s Brazilian Annual Report filed with the CVM on May 30, 2018 to reflect recent developments described above. Please see the revised and updated Risk Factors below:

Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any interruption in the supply of LPG or oil-based fuels would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 8% of our consolidated net revenue from sales and services for the year ended December 31, 2017. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied the majority of Ipiranga and other distributors’ oil-based fuel requirements in 2017. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 85% of our consolidated net revenue from sales and services for the year ended December 31, 2017.

Petrobras is currently under investigation by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public authorities in connection with corruption allegations (so called Lava Jato investigations) consisting, among other things, of illegal payments made to officers, directors and other employees of Petrobras to influence commercial decisions. In addition, Petrobras is subject to securities litigation (including class actions) in the United States. Such investigations and litigation have had a destabilizing effect on Petrobras, and it is difficult to ascertain what impact the investigations and litigation will have on Petrobras’ supply of LPG and oil-based fuels to market players.

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur. Any interruption in the supply of LPG or oil-based fuels will immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The logistics infrastructure for LPG and oil-based fuel imports in Brazil is limited and is substantially all controlled by Petrobras. Any such interruption may increase our purchase costs and reduce our sales volume, consequently, adversely affecting our operating margins.

Before May 21, 2018, the last significant interruption of oil based fuels to LPG and fuel distributors happened in the year 1995 due to a labor strike which lasted for fifteen (15) days and was organized by Petrobras workers. However, on May 21, 2018, Brazilian truck drivers announced a nationwide strike demanding a reduction in tariffs imposed on diesel and an amendment to the fuel pricing policy currently adopted by Petrobras. The nationwide strike also involves the obstruction of highways and other public roadways all over the country which have affected the delivery of various types of cargo and prevented us from carrying out our activities and operations in a normal manner. Amongst the impacts caused by the nationwide strike, the Brazilian National Agency of Petroleum (Agência Nacional do Petróleo or “ANP”) issued a series of exceptional measures to remain in effect while the strike is ongoing to avoid fuel shortages. The Brazilian Federal Government has also announced the implementation of measures aimed at meeting the demands made by the Brazilian truck drivers in an attempt to put an end to the nationwide strike.

The nationwide strike currently taking place and the measures adopted in response have a direct impact to our business and results. Current nationwide strikes as well as further strikes and any additional measures to be implemented by the Brazilian Federal Government and regulating agencies in response may also affect our operations and further adversely impact our results. Up until May 30, 2018, notwithstanding the measures already implemented by the Brazilian Federal Government, the nationwide strikes continue to take place, including the obstruction of highways and irregular fuel supply.

In addition, Petrobras has made several changes to the composition of its management team and has undertaken a long-term divestment plan that may change the structure and long-term outlook of the fuel market. We cannot predict the outcome that the Lava Jato investigations will have on the fuel market and, specifically, on the availability of, and our ability to access, the LPG and oil-based fuel supply from Petrobras

We may be adversely affected by changes to specific laws and regulations in our operating sectors.

We are subject to extensive federal, state and local legislation and regulation by government agencies and sector associations in the industries we operate. Rules related to quality of products, days of product storage, staff working hours, among others, may become more stringent or be amended overtime, and require new investments or the increase in expenses to adequate our operations. Changes in specific laws and regulations in the sectors we operate may adversely affect the conditions under which we operate in ways that could have a materially negative effect on our business and our results.

On May 21, 2018, Brazilian truck drivers announced a nationwide strike demanding a reduction in tariffs imposed on diesel and an amendment to the pricing policy regarding fuel currently in effect and adopted by Petrobras. The nationwide strike also involves the obstruction of highways and other public roadways all over the country which have affected the delivery of various types of cargo and prevented us from carrying out our activities and operations in a normal manner. Amongst the impacts caused by the nationwide strike, the Brazilian National Agency of Petroleum (Agência Nacional do Petróleo or “ANP”) issued a series of exceptional measures to remain in effect while the strike is ongoing to avoid fuel shortages. The Brazilian Federal Government has also announced measures attending to the demands made by the Brazilian truck drivers aiming to put an end to the nationwide strike.

The nationwide strike currently taking place and the measures adopted in response have a direct impact to our business and results. Current nationwide strikes as well as further strikes and any additional measures to be implemented by the Brazilian Federal Government and regulating agencies in response may also affect our operations and further adversely impact our results. Up until May 30, 2018, notwithstanding the measures already implemented by the Brazilian Federal Government, the nationwide strikes continue to take place, including the obstruction of highways and irregular fuel supply.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer